UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                        China Resources Development, Inc.
        ----------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $.001 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    169406105

                                 (CUSIP number)

                 Lowrey Capital Management International, L.L.C.
                                10 Mill Pond Lane
                               Simsbury, CT 06070

 ------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 5, 1996
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of secuities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                              Page 1 of 10 Pages
3134887.03

Exhibit Index appears on page 9.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              Page 2 of 10 Pages
3134887.03

                                       13D

CUSIP No. 169406105                                        Page 3 of   10  Pages






l.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Lowrey Capital Management International, L.L.C.

          06-1415396

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                      (b)    X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware, USA
                            7.        SOLE VOTING POWER
         NUMBER OF                    0
         SHARES             8.        SHARED VOTING POWER
         BENEFICIALLY                 2,905,738
         OWNED BY EACH      9.        SOLE DISPOSITIVE POWER
         REPORTING                    0
         PERSON WITH       10.        SHARED DISPOSITIVE POWER
                                      2,905,738
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,905,738

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.16%

14.       TYPE OF REPORTING PERSON*
          00 (Limited Liability Company)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

3134887.03

                                       13D


CUSIP No. 169406105                                        Page 4 of  10   Pages





1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          John L. Lowrey
          ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                       (b)    X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut, USA

                            7.        SOLE VOTING POWER
         NUMBER OF                    0
         SHARES             8.        SHARED VOTING POWER
         BENEFICIALLY                 2,905,738
         OWNED BY EACH      9.        SOLE DISPOSITIVE POWER
         REPORTING                    0
         PERSON WITH       10.        SHARED DISPOSITIVE POWER
                                      2,905,738
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,905,738

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.16%

14.       TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages
3134887.03

ITEM 1.  SECURITY ISSUER.

         The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, $.001 par value (the "Common Stock") of China Resources Development, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 23/F Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The persons filing this Statement are Lowrey Capital Management International, L.L.C. (the "Advisor") and John L. Lowrey (collectively, the "Reporting Persons").

         (b) The address of the Advisor is 10 Mill Pond Lane, Simsbury, CT 06070. John L. Lowrey's address is c/o Lowrey Capital Management International, L.L.C., 10 Mill Pond Lane, Simsbury, CT 06070.

         (c) The Advisor is the investment advisor to the Amadeus Offshore Fund, Ltd., a company incorporated under the laws of Bermuda not registered under the Investment Company Act of 1940, as amended (the "Fund"). The Advisor has the power to vote or dispose of the securities held for the Fund. John L. Lowrey serves as President and director of the Fund and as president of the Advisor and owns 95% of the interests of the Advisor.

         (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding.

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Advisor is a limited liability company organized under the laws of the State of Delaware; John L. Lowrey is a United States citizen and resident of the State of Connecticut.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock were acquired through conversion of the Issuer's Series B Convertible Preferred Stock (the "Preferred Stock"), $.001 par value. The Preferred Stock was previously purchased by the Fund with funds obtained through the sale of Fund shares.


                                                              Page 5 of 10 Pages
3134887.03

ITEM 4.  PURPOSE OF TRANSACTION.

         On the Advisor's direction, the Fund acquired the Preferred Stock and converted such interests into Common Stock of the Issuer for the purpose of making an investment in the ordinary course of its trade or business. The Common Stock may be disposed of at any time or from time to time in whole or in part.

         None of the Reporting Persons has formulated any plans or proposals that would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries, if any; (d) any change in the present board of directors or management of the Issuer, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's  business or corporate  structure;
(g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.



                                                              Page 6 of 10 Pages
3134887.03

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         5(a-b) The aggregate number and percentage of the outstanding shares of the Issuer beneficially owned by each of the Reporting Persons are as follows:


                                                                  Number of           Number of
                                              Number of           Shares:             Shares:  Sole
                           Aggregate          Shares:  Sole       Shared              or Shared
Filing                     Number of          Power to            Power to            Power to              Approximate
Party                      Shares:            Vote                Vote                Dispose               Percentage<F1>
- ------                     ------------       --------------      ------------        --------------        -----------
Lowrey Capital             2,905,738              0               2,905,738           2,905,738               7.16%
Management
International,

L.L.C.
John L. Lowrey             2,905,738              0               2,905,738           2,905,738               7.16%

- --------


<F1>  Percentage of Common Stock beneficially owned by the Reporting
     Persons calculated by reference to the total number of Issuer's shares outstanding as indicated on Issuer's Form l0-K for the year ended December 31, 1995 and subsequently filed Form l0-C.


         5(c). There have been a number of conversions of Preferred Stock by the Reporting Persons and non-Reporting Persons since March 15, 1996, the initial filing date of Schedule 13D, that have implicated the Reporting Persons' percentage of voting and dispositive power of the Common Stock. These intervening transactions are illustrated in the following table:



                                                              Page 7 of 11 Pages
3134887.03


                                                           Common
                                                           Stock                Total Shares
                                                           Underlying           Held
Amendment               Action/             Common         Preferred            (Assuming
Date                    Balance             Stock<F2>      Stock<F3>            Conversion)
- ----------------------  ------------------- ----------------------         ---------------------
March 19                BALANCE             26,360          1,465,902             1,492,262

March 21                conversion           2,425
March 22                conversion           7,489
March 25                conversion          17,356
April 3                 conversion         176,023
                        BALANCE            229,653          1,509,270             1,733,923

April 4                 conversion         179,489
                        BALANCE            409,143
April 8                 conversion         366,185
                        BALANCE            775,328                                1,795,868
[before April 9]        sales              (52,342)
                        BALANCE            722,986          1,020,540             1,743,526
April 9                 conversion         186,833
                        BALANCE            909,818            854,625             1,764,443

April 10                sales               (1,287)
                        BALANCE          1,108,164            797,986             1,906,150
as of May 23            conversion       3,068,776
as of May 23            sale                (7,342)
May 23                  BALANCE          4,182,597                                4,182,597
as of May 24            sale              (796,201)
                        BALANCE          3,387,396                                3,387,396
as of May 28            sale               (79,115)
                        BALANCE          3,308,281                                3,308,281
as of June 5            sale              (402,542)
June 5                  BALANCE          2,905,738                                2,905,738
- --------

<F2> Common Stock owned directly by the Fund.
<F3> Common Stock underlying the Preferred Stock owned directly by the Fund.



         5(d). The shareholders of the Fund have an economic interest in the dividends from, and the proceeds of sales of, the Fund's investments.

         5(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As investment advisor for the Fund, the Advisor has the right to transfer and vote the securities held by the Fund, including those of the Issuer, pursuant to an agreement between the Fund and the Advisor. As president of the Advisor, John Lowrey has the power under the Advisor's constituent documents to vote and dispose of the securities owned by the Advisor's clients.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                                              Page 9 of 10 Pages
3134887.03

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                             July 12, 1996
                                                  ------------------------------
                                                                (Date)

                                                              /s/John L. Lowrey
                                                  ------------------------------
                                                             (Signature)

                                                              John L. Lowrey
                                                  ------------------------------
                                                             (Name/Title)


                                                  ------------------------------
                                                                (Date)


                                                  ------------------------------
                                                              (Signature)


                                                  ------------------------------
                                                             (Name/Title)


                                                  ------------------------------
                                                                 (Date)


                                                  ------------------------------
                                                              (Signature)


                                                  ------------------------------
                                                             (Name/Title)


                                                             Page 10 of 10 Pages
3134887.03